Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 23, 2023

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Financial Street

Xicheng District

Beijing 100033, China

Tel: (86-10) 6363-3333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ..X… Form 40-F ……

Commission File Number 001-31914

On August 23, 2023, China Life Insurance Company Limited issued two announcements in Chinese, the English translations of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	English translation of the announcement, dated August 23, 2023

99.2	English translation of the announcement, dated August 23, 2023

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:		/s/ Li Mingguang

(Signature)

August 23, 2023	Name:	Li Mingguang
	Title:	Principal Executive Officer and Executive Director